[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]





(202) 274-2007                                                nquint@luselaw.com

November 1, 2004

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn.:   Michael Clampitt, Esq.
         Mail Stop 04-08

         Re: BankFinancial Corporation (Registration No. 333-119217) Registration Statement on Form S-1
                  ----------------------------------

Dear Mr. Clampitt:

         On behalf of BankFinancial Corporation (the "Company") and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company's Registration Statement on Form S-1 (the "Amended S-1"). Set forth below are the Company's responses to the Staff's comment letter dated October 22, 2004, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. In addition to these revisions, the Company's Prospectus has been revised in response to comments received from the Office of Thrift Supervision. The Prospectus also includes a "Recent Developments" section. The Amended S-1 has been blacklined to reflect changes from the original filing.

         1. The board of directors of the Company investigated the advantages and disadvantages of incorporating in Maryland (as opposed to Delaware) after learning that the franchise taxes in Maryland are substantially lower than in Delaware. After conducting a comparative review of the corporate laws of Delaware and Maryland, the board of directors selected Maryland based on its determination that the Maryland General Corporation Law is in most respects similar or comparable to the Delaware General Corporation Law, and that incorporating in Maryland would produce franchise tax savings of approximately $160,000 per year in comparison to Delaware.

         2. The cover page has been revised, as requested.

         3. The cover page and pages 8, 13, 138 and 146 have been revised, as requested.

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Securities and Exchange Commission
November 1, 2004
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         4. The table of contents has been revised, as requested, with the re-titled section beginning at page 131.

         5. A subsection entitled "Impact on Our Results of Operations" has been added to page 4 of the Summary, as requested. This subsection includes a cross-reference to the more complete summary and discussion of recent results of operations included in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The Company notes that its net interest margin of 2.95% for the six months ended June 30, 2004 is only one basis point below the Company's highest net interest margin reported during the periods presented in the "Selected Consolidated and Financial Data. The Company notes further that this ratio increased during the nine months ended September 30, 2004, as indicated in "Recent Developments."

         6. Pages 3, 5, 12, 40, 54 and 133 have been revised, as requested.

         7. Page 7 has been revised, as requested.

         8. Pages 7 to 8 and 137 have been revised to clarify (i) that the pricing ratio presented is price-to-core earnings, and not merely price to earnings, and (ii) how RP Financial calculated core earnings, as requested.

         9. Page 16 has been revised, as requested.

         10. The Company confirms that it will be able to proceed with the offering "whether or not [the Company has] been able to locate each person entitled to subscription rights," as indicated on page 13 of the Prospectus. This disclosure is consistent with Section 17 of BankFinancial MHC, Inc.'s Plan of Conversion and Reorganization (the "Plan"), which states in relevant part:

         In the event Order Forms (a) are not delivered by the United States Postal Service, ... or (e) are not mailed pursuant to a "no mail" order placed in effect by the account holder, the subscription rights of the Person to whom such rights have been granted will lapse as though such Person failed to return the completed Order Form within the time period specified thereon.

         The entire plan, including this provision, is subject to Office of Thrift Supervision ("OTS") approval under its conversion regulations. The Office of Thrift Supervision is the only financial regulator with jurisdiction over the Plan and the offering.

         The Company notes that OTS regulations establish mechanisms for providing "notice" beyond the mailing of offering materials. Specifically, OTS regulations require BankFinancial MHC, Inc. to publish notice in connection with
(i) the adoption of the plan of conversion and (ii) the filing of regulatory applications. BankFinancial, MHC, Inc. is also required to post notice in the

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Securities and Exchange Commission
November 1, 2004
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branch offices of BankFinancial, F.S.B., and, as permitted by OTS regulations, has issued a press release with respect to the offering. Accordingly, regardless of whether eligible account holders physically receive offering materials, these individuals are being notified of their rights in accordance with OTS regulations.

         11. A table and related disclosure has been added to page 15, as requested.

         12. Page 16 has been revised, as requested.

         13. Because FIN 45 applies to the issuance of guarantees by BankFinancial, F.S.B. (the "Bank") for the obligations of others, the Company does not believe that FIN 45 applies to the Bank's working lines of credit secured by government accounts receivable. With respect to the loans collateralized by government accounts receivable, a State government guarantees the payment to the healthcare provider, subject to various regulatory requirements. The healthcare provider pledges the accounts receivable to the Bank and instructs the applicable governmental payor to disburse all payments to the provider and to the Bank as joint payees. Consequently, the Bank is the beneficiary of the government's guarantee of payment, and is not issuing its own guarantees.

         14. Page 17 has been revised, as requested.

         15. The requested information has been added to the Risk Factor that begins on page 19, as requested.

         16. Page 21 has been revised, as requested.

         17. The subject Risk Factor has been replaced with two risk factors, entitled "Our Ability to Successfully Conduct Acquisitions Will Affect Our Ability to Grow Our Franchise and Compete Effectively in Our Marketplace" and "The Risks Presented by the Acquisition of Other Institutions Could Adversely Affect Our Financial Condition and Results of Operations," beginning at Page 21.

         18. The Risk Factor entitled "The Loss of One or More Key Personnel Could Adversely Affect Our Operations" has been removed from the Prospectus, as the Company believes the risk is not unique to the Company.

         19. Page 23 has been revised, as requested.

         20. Pages 14, 23, 128 and 129 have been revised to indicate that the Company has not yet determined when to present these plans to stockholders.

         Please be advised that the determination as to when to present these plans to stockholders is generally not made prior to the completion of a conversion. Such a determination is based on many factors, and is often made following multiple board meetings. The determination includes a detailed review of stock benefit plans in general and the differences between plans adopted

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Securities and Exchange Commission
November 1, 2004
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within a year following a conversion and those adopted more than one year following a conversion, including specific grants and awards made by comparable public companies.

         21. The Risk Factor at Page 25 is now titled "Various Factors May Make Takeover Attempts That You Want to Succeed More Difficult to Achieve, Which May Effect the Value of Our Shares of Common Stock" as requested.

         22. The Risk Factor entitled "International Events May Adversely Affect Financial Markets and Our Operations" has been removed, as requested.

         23. Page 27 has been revised, as requested.

         24. Page 28 has been revised to present the GAAP calculation of the efficiency ratio.

         25. Page 41 has been revised, as requested.

         26. The last paragraph on page 46 has been removed, as requested.

         27. Page 54 has been revised to indicate the Company's growth plans.

         28. Page 55 has been revised, as requested.

         29. Page 54 has been revised, as requested.

         30. The core deposit intangible is being amortized over 10 years using the sum-of-the-years-digits methods.

         31. Page 60 has been revised, as requested.

         32. Page 61 has been revised to add narrative disclosure of the GAP analysis utilized to manage market risk, in accordance with Regulation S-K 305(b). However, the Company respectfully requests that it not be required to provide a separate tabular GAP analysis, as (i) the Company believes that its GAP analysis would be materially misleading to investors and (ii) the Company believes that it has satisfied the disclosure requirements of Regulation S-K 305(a).

         The Company notes that traditional GAP analysis in the form included in a Prospectus does not include certain assumptions with respect to the repricing of maturities. The exclusion of these assumptions indicates that the Company would be liability sensitive. In contrast, the NPV and net interest income analysis, which is the Company's primary method of analyzing interest rate risk, indicates that the Company is asset sensitive, and the Company believes that this is a more accurate description of its interest rate risk

         The Company notes further that Regulation S-K 305(a) requires the Company to provide "quantitative information about market risk ... in accordance with one of the following three disclosure alternatives." In accordance with Regulation S-K 305(a), the Company has selected

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Securities and Exchange Commission
November 1, 2004
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to use NPV and net interest income analysis "for all of the required quantitative disclosures about market risk." This is consistent with the alternative provided by Regulation S-K 305(a)(ii). The Company believes that a GAP analysis would satisfy the disclosure method of Regulation 305(a)(i), which requires "fair values of the market sensitive instruments and contract terms sufficient to determine future cash flows," but does not believe that Regulation S-K 305(a) would require providing such additional, alternative disclosure as the Company has selected one of the three prescribed methods.

         To properly inform an investor as to the weaknesses inherent in a GAP analysis, the Company has added the following disclosure to page 62 of the Prospectus with respect to GAP analysis: "This analysis identifies mismatches in the timing of asset and liability repricing but does not necessarily provide an accurate indicator of interest rate risk because it omits the factors incorporated into net interest income analysis."

         33. Page 58 has been revised, as requested. The Company does not have available quantitative information that would provide material information to investors.

         34. Page 60 has been revised, as requested.

         35. The amortization related to the unamortized purchase accounting adjustment relating to the trust preferred securities acquired in the Success Bancshares acquisition. At the time of the acquisition, the trust preferred securities were marked to market based on interest rates at the time of the acquisition.

         36. Pages 72 and 96 (footnote) have been revised, as requested.

         37. Page 77 has been revised, as requested.

         38. Page 89 has been revised, as requested.

         39. Management's current intent is to hold each Fannie Mae and Freddie Mac floating rate preferred stock until it recovers in value up to or beyond its cost basis, adjusted as of June 30, 2004, as interest rates, volatilities and spreads to relevant risk-free benchmarks return to historical norms. This intent could change at a future date with respect to some or all of the floating rate preferred stocks (i) based on such factors as unexpected and significant changes in liquidity/interest rate risk needs or unexpected and significant changes in interest rates, sector spreads or the financial condition of Fannie Mae or Freddie Mac that significantly extend the forecasted recovery period, or (ii) with respect to de minimis sales that would be conducted to test the market for the securities. In addition, substantial uncertainty presently exists with respect to the intent requirements of EITF 03-1, and barring unforeseen circumstances, no decisions will be made concerning future sales of the floating rate preferred stocks until the Financial Accounting Standards Board issues its anticipated final guidance.

         40. Page 102 has been revised, as requested.

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Securities and Exchange Commission
November 1, 2004
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         41. Disclosure as to the amount of legal fees paid to Mr. Hartnett's law firm was included in the Prospectus because the Company already determined that such fees exceeded 5% of the fees paid to Mr. Hartnett's law firm.

         42. The Company confirms that the only information to be provided for use in the Stock Information Center will be information contained in the prospectus, and that any other activities to be conducted at the Stock Information Center will be ministerial in nature.

         43. Page 152 has been revised, as requested.

         44. Page F-10, which discusses the allowance for loan losses, has been revised, as requested.

         45. Page F-11 has been revised, as requested.

         46. Page F-12 has been revised, as requested.

         47. Page F-19 has been revised, as requested.

         48. Page F-21 has been revised to remove the phrase "data processing and equipment expenses," as the phrase was merely intended to indicate that depreciation and amortization relating to these items was included in the total. Please note that data processing and equipment expenses listed on the Company's income statement includes amortization of these items.

         49. Page F-20 has been revised, as requested. The revision was included in Note 4, "Secondary Mortgage Market Activities," in order to maintain all of the relevant disclosure in one note.

         50. EITF 96-19 provides that "...an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument."

         When determining the present value of the cash flows for purposes of applying the 10 percent test, "if either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses are to be performed assuming exercise and nonexercise of the call or put. The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met." In addition, "the discount rate to be used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument."

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Securities and Exchange Commission
November 1, 2004
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         If the new debt instrument is deemed to be substantially different from the old debt instrument, then the fees paid by the borrower are included in determining the debt extinguishment gain or loss that is recognized currently.

         If the new debt instrument is deemed not to be substantially different from the old debt instrument, then the fees paid are added to any unamortized premium or discount and amortized as an adjustment to interest expense over the remaining term of the new debt instrument using the interest method.

         For each advance restructured, BankFinancial, F.S.B. compared the present value of expected future cash flows for the current advance to the present value of expected future cash flows for the replacement advance. If the present value of expected future cash flows for the replacement advance exceeded 110% of the present value of expected future cash flows for the current advance, the loss on restructuring was recognized immediately. If not, the loss was amortized over the life of the replacement advance. This analysis resulted in the immediate recognition of loss of $8.3 million, with the remaining amount of the prepayment penalty ($7.0 million) amortized as a yield adjustment.

         51. Page F-26 has been revised, as requested.

         52. The Company respectfully requests that it not be required to provide regulatory capital disclosures for BankFinancial MHC. Paragraph 17 of Chapter 17 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions specifically indicates that "Savings institution holding companies are not subject to regulatory capital requirements separate from their subsidiaries." The Company notes that BankFinancial MHC is a holding company for a savings institution, and therefore is not be subject to the requested disclosures.

         53. Page F-34 has been revised, as requested.

         54. Page F-36 has been revised, as requested.

         55. Pages F-37 and F-38 have been revised, as requested, as there were no distributions to BankFinancial MHC from its subsidiary.

         56. Page 77 has been revised, as requested.

         57. The undertaking required by Item 512(f) of Regulation S-K has been added, as requested.

                                    * * * * *
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Securities and Exchange Commission
November 1, 2004
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         We trust the foregoing is responsive to the staff's comments. The
Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2007 or Robert B. Pomerenk of this office at (202) 274-2011 as soon as possible if it has any further comments.

                                    Respectfully,

                                    \s\ Ned Quint

                                    Ned Quint

Enclosures
cc:      Christian Windsor, Esq., Securities and Exchange Commission
         F. Morgan Gasior, Chairman of the Board,
            Chief Executive Officer and President
         Robert B. Pomerenk, Esq.